WAVECREST SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2018

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69029

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WaveCrest Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Lexington Avenue, 9th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristoffer Mack 646-558-6321 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anson, Brian, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd, #606 (Address) Tarzana (City) CA (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

CONFIDENTIAL TREATMENT REQUESTED

OATH OR AFFIRMATION

I, Kristoffer B Mack , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

WaveCrest Securities LLC , as

of December 31 , 20 18 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



FRANCESCO S BIONDO
Notary Public – State of New York
NO. 01BI6367493
Qualified in Richmond County
My Commission Expires Nov 20, 2021

_____
Signature

President
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

BRIAN W. ANSON
Certified Public Accountant

18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Members of WaveCrest Securities, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of WaveCrest Securities, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of WaveCrest Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of WaveCrest Securities, LLC 's management. My responsibility is to express an opinion on WaveCrest Securities, LLC 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to WaveCrest Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.



Brian W. Anson
Certified Public Accountant
I have served as WaveCrest Securities, LLC's auditor since 2015.
Tarzana, California
January 22, 2019

WAVECREST SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash	$	86,006
Security deposit		2,835
	$	88,841

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	4,337
Members' equity		84,504
	$	88,841

Note 1   **THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES**

The Company. WaveCrest Securities, LLC (the "Company") is a limited liability company under the laws of the State of Delaware. The Company is a wholly owned subsidiary of WaveCrest Holdings, LLC. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is engaged in the private placement of securities and mergers and acquisitions.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates that affect the reported amounts of assets liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Transaction fees are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Costs connected with transaction fees are expensed as incurred.

Recent accounting standards to revenue recognition impact most industries including broker-dealers. The complex arrangements between broker-dealer and their clients pose difficult issues for the new standards, effective in 2019 for calendar reporting non-public entities. The Company believes that its current practices are in conformity with such requirements, albeit industry task forces continue to research specific accounting issues within these standards.

Income Taxes. Income taxes, if any, are the liability of individual members. Accordingly, income or losses pass through to the Company members, and no provision for federal income taxes has been reflected in the accompanying financial statements. State income taxes have been provided at the reduced rate applicable to limited liability companies.

The Company is subject to audit by the taxing agencies for years ending 2015, 2016, and 2017.

Concentration of Credit Risk. The Company maintains cash balances and deposits with financial institutions that exceed federally insured limits. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments. The Company had contracts with five clients that represented 63% of total revenue in 2018.

Fair Value Measurements. FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

> Level 2 inputs are inputs (other than quoted prices included with Level 1) that are observable for the asset or liability, either directly or indirectly.

> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2018.

Note 2   **RELATED PARTY TRANSACTIONS**

During the year ended December 31, 2018, the Company paid rent expense of $18,000 to WaveCrest Holdings, LLC (a related party). The Company has a month to month agreement with WaveCrest Holdings, LLC.

Note 3   **NET CAPITAL REQUIREMENTS**

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2018 was 0.053 to 1. The basic concept of the Rule is liquidity, its object being to require broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2018, the Company had net capital of $81,669 which was $76,669 in excess of the amount required by the SEC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2017

Note 4   **COMMITMENT AND CONTINGENCIES**

In 2018, the Company received a FINRA Arbitration award in the amount of $151,000. This award has not been received as of December 31, 2018. The Company has filed with the Dallas, Texas Supreme Court to have the award confirmed and entered as a judgement. This is expected to happen on January 17, 2019.

In processing the Arbitration, the Company had the support of David Young Esq and his ex-Law Firm, Best and Flanigan. Although not under any formal engagement agreement with Best and Flanigan, the Company came to a verbal agreement with David Young to pay Best and Flanigan an amount representing 30% of the award amount plus out of pocket expenses. This amount equaled $51,257.18 and was paid via bank check on 12/31/18 directly to Best and Flanigan.

Note 5   **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events from the statement of financial condition date through January 22, 2019 the date at which the financial statements were issued, and determined there are no other items to disclose.